UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

 Applied Materials, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-06920	94-1655526
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3050 Bowers Avenue
P.O. Box 58039 Santa Clara, CA	95052-8039
(Address of principal executive offices)	(Zip Code)

Teri A. Little, Esq.
Senior Vice President, Chief Legal Officer and Corporate Secretary
(408) 727-5555
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01:     Conflict Minerals Disclosure and Report

Applied Materials, Inc. has filed a Conflict Minerals Report as an exhibit to this report on Form SD and has also posted the report on its publicly available website at https://www.appliedmaterials.com/us/en/corporate-responsibility/reports-and-policies.html.

Item 1.02:    Exhibit

A Conflict Minerals Report is attached as Exhibit 1.01 to this report.

SECTION 3 – EXHIBITS
Item 3.01:     Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Applied Materials, Inc. (Registrant)
By:	/s/ Brice Hill	Date: May 28, 2026
Brice Hill
Senior Vice President, Chief Financial Officer

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